THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq., MBA*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Joseph M. Patricola, Esq.*+#	Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

VIA EDGAR CORRESPONDENCE

July 23, 2009

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn:        Daniel H. Morris, Attorney Advisor
                 Michelle Lacko, Staff Attorney, Corporate Finance

RE:	Smart Kids Group, Inc.
Registration Statement on Form S-1
Originally Filed September 30, 2008
File No.: 333-153294

Dear Mr. Morris and Ms. Lacko:

Below please find our responses to the Commission’s eighth comments in its letter dated July 13, 2009 (the “Comment Letter”), regarding the above-captioned Registration Statement filed by our client, Smart Kids Group, Inc., a Florida corporation (the “Company”). Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

The Sourlis Law Firm
/s/ VIRGINIA K. SOURLIS, ESQ.
Virginia K. Sourlis, Esq.

Deposits from Stock Subscriptions, page 42

1.
Throughout Amendment No. 7 (and in your amendments prior to Amendment No. 7), you state that $177,100 was received from individuals who “invested in stock subscription agreements”. We also note that your financial statements refer to deposits from stock subscription agreements. This disclosure appears inconsistent with your supplemental response to prior comment 14 in which you state that the convertible securities were sold pursuant to a “verbal understanding”. Please advise.

Per SEC Comment #1, please note that the amount of $177,100 was incorrect and has since been revised in Amendment No. 8 and this Amendment No. 9. The Company’s audited financial statements for the year ended June 30, 2008 reflect a total of $134,600 in total deposits from subscription agreements (this is the corrected amount, revised from $177,100 in previous S-1 filings). Of the $239,600 in total stock subscriptions, 1,050,000 shares of common stock were issued on December 27, 2007 representing $105,000 of the $239,600, and leaving $134,600 in deposits for stock subscriptions for common stock that has yet to be issued. The Company plans to issue this restricted common stock once the S-1 registration statement becomes effective. These arrangements were based on verbal understandings with the respective investors.

These deposits from subscription agreements, while sometimes previously referred to as “convertible securities” are not “convertible securities”. They are stock subscriptions where currently $134,600 remains deposited with no common stock issued for that amount. The verbal understanding relates to the Company’s discussions and agreement with the individuals that hold the stock subscription agreements that these restricted common shares will be issued once the S-1 registration statement becomes effective.

2.
We note that in Amendment No. 7 you state that $177,100 received by your company pursuant to the stock subscription agreements was convertible into 1,771,000 shares of your common stock. We also note that on page 45 of Amendment No. 7 you stated that “none of the principal amounts received [by the company] have been converted into [your] common stock”. This disclosure suggests that the full $177,100 and not merely the $134,600 disclosed in Amendment No. 8 is subject to conversion into shares of your common stock. In your response, please reconcile this apparent inconsistency.

Per SEC Comment #2, the $177,100 is an incorrect number and has since been revised. Please see the Company’s response to #1 above for complete clarification on this issue. Please note that, of the $239,600 (corrected amount per #1 above), $105,000 has been converted into common shares of the Company, and this was done on December 27, 2007.

3.
In that regard, we note that in Amendment No. 8, you state that pursuant to the stock subscription agreements the company has received $105,000 in exchange for “common shares issued”. Please tell us when the commons shares were issued and whether the shares were issued upon the exercise of a conversion right. Please reconcile your response with the statement in your Amendment No. 7 that none of the principal amount had been converted.

Per SEC Comment #3, please see the Company’s response to #1 above for complete clarification on this issue. Please note that, of the $239,600 (corrected amount per #1 above), $105,000 has been converted into common shares of the Company, and this was done on December 27, 2007. The stock subscription agreements for which the common shares were issued on December 27, 2007 were not subject to conversion rights.

4.
Please tell us whether the convertible noteholders are the same individuals who received 1,065,000 shares of common stock from Mr. Shergold as a good faith gesture following the dissolution of the Be Alert Bert Holdings. Also, please tell us whether any of the Selling Shareholders are selling shares that they received pursuant to the convertible debt.

Per SEC Comment #4, please be advised that some of the individuals holding $239,600 of deposits from stock subscriptions are the same individuals that received 1,065,000 shares of common stock from Mr. Shergold in good faith for Be Alert Bert Holdings. The 1,050,000 shares issued on December 27, 2007 pursuant to the stock subscription agreements (currently $105,000 of the $239,600, or 1,050,000 shares of common stock) in question are being included for registration in this registration statement. With regards to the remaining $134,600 (from the $239,600) in deposits from stock subscriptions that has yet to be issued, please be advised that none of the $134,600 has been converted into common stock, and as such, none of the $134,600 is being registered in this registration statement. When the $134,600 is converted into common stock, that common stock will be restricted and subject to Rule 144 limitations on resale.

5.
We note that in prior amendments you indicated that you raised $177,100 pursuant to the stock subscription agreements. We note that in Amendment No. 8 you state that you have raised $239,600 from stock subscription agreements. Please disclose the dates of the additional sales and file the agreements pursuant to which such sales were made.

Per SEC Comment #5, the $177,100 is an incorrect number and has since been revised. Please refer to response #1 above for complete clarification.